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SEC 2069
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SECURITIES AND EXCHANGE COMMISSION                Expires: October 31, 2004
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              Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                                                Commission File Number 333-66032
                                                                       ---------
                        PG&E National Energy Group, Inc.
                        ---------------------------------
             (Exact name of registrant as specified in its charter)

                              7600 Wisconsin Avenue
                          Bethesda, Maryland 20814-6161
                          -----------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      10.375% Senior Notes due May 16, 2011
                      -------------------------------------
            (Title of each class of securities covered by this Form)

                                       N/A
                      -------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [ ]               Rule 12h-3(b)(1)(i)   [ ]
     Rule 12g-4(a)(1)(ii)  [ ]               Rule 12h-3(b)(1)(ii)  [ ]
     Rule 12g-4(a)(2)(i)   [ ]               Rule 12h-3(b)(2)(i)   [ ]
     Rule 12g-4(a)(2)(ii)  [ ]               Rule 12h-3(b)(2)(ii)  [ ]
                                             Rule 15d-6            [X]

Approximate number of holders of record as of the certification or notice date:
                           As of December 31, 2001:  47
                           As of December 31, 2002:  45
                           As of August 15, 2003:    41

Pursuant to the requirements of the Securities Exchange Act of 1934 PG&E National Energy Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 24, 2003                BY: /s/ Thomas E. Legro
                                            ------------------------------
                                            Thomas E. Legro
                                            Vice President, Controller and
                                            Chief Accounting Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.